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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                        Greater Atlantic Financial Corp.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                   391601 10 1
                     --------------------------------------
                                 (CUSIP Number)

              George W. Murphy, Jr., Muldoon Murphy & Faucette LLP,
        5101 Wisconsin Avenue N.W., Washington, D.C. 20016 (202) 686-4901
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 25, 2003
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-1(e), 240.13d- 1(f) or 240.13d-1(g), check
the following box |_|.


                                                                 SEC 300 (07-98)

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CUSIP No.  391601 10 1

SCHEDULE 13D


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    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Charles W. Calomiris individually and Charles W. Calomiris as Personal Representative of the Estate of William Calomiris.
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (b) |X| Notwithstanding the Stock Purchase Agreement described in Item 6 of the Reporting Person's previously filed Schedule 13D.
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS*
                  PF
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
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                               7     SOLE VOTING POWER
           NUMBER OF
            SHARES                   176,807 shares (not including 9,166 shares
         BENEFICIALLY                of common stock subject to the exercise of
           OWNED BY                  warrants and 114,841 shares of common stock
             EACH                    subject to the conversion of convertible
           REPORTING                 preferred securities)
            PERSON             -------------------------------------------------
             WITH              8     SHARED VOTING POWER

                                     0
                               -------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                     176,807 shares (not including 9,166 shares
                                     of common stock subject to the exercise of
                                     warrants and 114,841 shares of common stock
                                     subject to the conversion of convertible
                                     preferred securities)
                               -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER

                                     0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,814 shares (including 9,166 shares of common stock subject to the exercise of warrants and 114,841 shares of common stock subject to the conversion of convertible preferred securities)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES     /__/
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
                     9.6%
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   14     TYPE OF REPORTING PERSON
                     IND
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Item 1.           SECURITY AND ISSUER.
                  --------------------

                  No change.

Item 2.           IDENTITY AND BACKGROUND.
                  ------------------------

                  No change.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  --------------------------------------------------

As of the date hereof, Charles W. Calomiris, individually (hereinafter referred to as (the "Reporting Person") owns 176,807 shares of common stock, presently has exercisable warrants to purchase an additional 9,166 shares of common stock and has 114,841 shares of common stock subject to the conversion of convertible preferred securities.

The aggregate cost of the common stock owned by the Reporting Person as of the date hereof was approximately $1,778,220 including the shares of common stock subject to conversion of convertible preferred securities and the shares of common stock subject to conversion of warrants. Except as hereinafter indicated, the funds used by the Reporting Person to purchase the common stock have been, and it is expected that funds used by him to purchase additional shares of common stock if additional shares are purchased by him (See Item 4, hereof), will be personal funds of the Reporting Person.

Item 4.           PURPOSE OF TRANSACTION.
                  -----------------------

                  No change.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, the Reporting Person owns shares of common stock, exercisable warrants and convertible preferred securities to purchase common stock, which constitutes approximately 9.6% of the 3,136,441 shares which he believes to be the total number of shares of common stock presently outstanding plus the number of shares that may be acquired within 60 days by exercise of the warrants and conversion of the convertible preferred securities.

(b) The Reporting Person has sole power to vote and dispose of the common stock owned by him.

(c) Information with respect to all transactions in common stock effected by the Reporting Person since the filing of Amendment No. 3 to Schedule 13D filed, March 19, 2003, is set forth as follows:

                  The Reporting Person inadvertently reported his beneficial ownership of common stock subject to the conversion of convertible preferred securities as 79,747 shares in the
                  Schedule 13D filed with the Securities and Exchange

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                  Commission on March 19, 2003, when the correct amount subject to conversion of convertible preferred securities was 114,841 shares as of that date.

                  The Estate of William Calomiris currently owns no shares of common stock, no convertible preferred securities and no warrants.

Item 6.           CONTRACT ARRANGEMENTS. UNDERSTANDING OR
                  ----------------------------------------
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  No change.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  ---------------------------------

                  None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is correct.



Date: July 25, 2003                 /s/ George W. Murphy, Jr.
                                    --------------------------------------------
                                    By: George W. Murphy, Jr., Power of Attorney
                                    For: Charles W. Calomiris


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